
16014772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21353

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keeley Investment Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., Suite 810
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION OF TRADING & MARKETS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
(312) 786-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keeley Investment Corp, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


OFFICIAL SEAL
ROBERT KURINSKY
Notary Public - State of Illinois
My Commission Expires Jan 22, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents


RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Stockholder
Keeley Investment Corp.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Keeley Investment Corp. (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 26, 2016

Keeley Investment Corp.

Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	3,572,321
Receivable from clearing broker-dealer		199,259
Distribution and shareholder services expense reimbursement receivable		200,952
Underwriting income receivable		6,895
Other assets		173,248
Total assets	$	4,152,675
Liabilities and Stockholder's Equity		
Current Liabilities		
Distribution and shareholder services expense payable	$	562,900
Employee compensation and benefits payable		444,812
Income taxes payable, including deferred taxes of $17,000		366,479
Accounts payable, accrued expenses and other liabilities		87,900
Total liabilities		1,462,091
Stockholder's Equity		
Common stock, no par value, $10 stated value; authorized 100,000 shares; issued and outstanding 25,000 shares		2,500
Additional paid-in capital		40,675
Retained earnings		2,647,409
		2,690,584
Total liabilities and stockholder's equity	$	4,152,675

See Notes to Financial Statements.

Keeley Investment Corp.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Organization and nature of business: Keeley Investment Corp. (the Company) is a wholly-owned subsidiary of Keeley Holdings, Inc. (KHI), and KHI is a wholly-owned subsidiary of Joley Corp. (the Parent Company). KHI is also the parent of Keeley Asset Management Corp. (KAMCO), an investment adviser registered with the Securities and Exchange Commission (SEC). The Parent Company is wholly-owned by TA KAMCO Holdings, LLC (a disregarded entity for income tax purposes), which in turn controls the Company, KAMCO, KHI and the Parent Company.

The Company is a registered broker-dealer with the SEC and a member of the Financial Industry Regulatory Authority (FINRA).

Through December 31, 2015, the Company operated under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, was exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provided that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carried all of the accounts of the customers and maintained and preserved all related books and records as are customarily kept by a clearing broker-dealer.

As of the close of business on December 31, 2015, the Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, was exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(1) provide that the Company's business is limited to the sale and redemption of securities of registered investment companies. The Company's business in this area is limited to it operating as the principal underwriter and distributor of the Keeley Funds, Inc., an affiliated SEC registered investment company. Due to the change in the Company's operations, whereby the Company no longer provides trade execution services, the relationship with the clearing broker-dealer was terminated effective December 31, 2015.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, changes in stockholder's equity and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commission income and related expenses from customer transactions are recorded on a trade-date basis as securities transactions occur. Distribution and underwriting income arise from securities offerings in which the Company acts as an underwriter or agent and are recorded on the accrual basis. Interest income is recorded on the accrual basis.

Income taxes: For the period from January 1, 2015 to September 30, 2015, the Company elected to be treated as a qualified subchapter "S" subsidiary under the Internal Revenue Code. Effective October 1, 2015, the Company revoked its subchapter "S" election. In both tax situations, the Company is included in the consolidated federal income tax returns filed by the Parent Company. Income taxes are calculated as if the Parent Company and its affiliates filed on a separate return basis, and the amount of the current tax calculated is ultimately remitted by the Parent Company to the relevant taxing authorities.

The Company is required to pay Illinois Replacement Tax of 1.5 percent of taxable income while a subchapter "S" corporation and 2.5 percent of taxable income while a "C" corporation.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Effective October 1, 2015, the Company is also required to pay Federal and Illinois Income Tax at applicable statutory rates. There are certain book to tax differences that are presented in Note 4. As the Company's payments are remitted by the Parent Company, the Company records an inter-company payable to remit its share of taxes to KHI, which will in turn remit payment to the Parent Company. The accrued income and replacement taxes for the year ended December 31, 2015, totaled $349,479, which is included in taxes payable in the accompanying statement of financial condition.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2015. The Company is included in the Parent Company's consolidated income tax returns in U.S. federal jurisdiction, and various states. The Parent Company is generally not subject to examination by United States federal or state taxing authorities for tax years before 2012.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting none.

Note 2. Receivable from Clearing Broker-Dealer

Amounts receivable from clearing broker-dealer consist of a $100,000 cash deposit and a $99,259 commission receivable owed to the Company for execution services at December 31, 2015.

Note 3. Transactions with Related Parties

The Company provides clerical support and other administrative services to KAMCO under the terms of an agreement for a negotiated amount.

The Company is the distributor of a family of affiliated mutual funds, the Keeley Funds, Inc. (the Funds). The Company may receive front-end sales charges when certain share classes of the Funds are sold by its representatives. The Company also receives 0.50 percent of all sales made with a front-end sales charge regardless of whether the selling representative is employed by the Company.

The Company received income in Rule 12b-1 distribution plan reimbursements from the Funds, which the Company in turn remitted to various third-parties. The Company has a receivable balance of $117,083 included in distribution and shareholder services expense reimbursement receivable in the statement of financial condition at December 31, 2015.

The Company also provides brokerage services to the Funds and has received brokerage commissions for these services.

The Company is the shareholder servicing agent for the Funds and accordingly, receives a monthly fee at the annual rate of 0.05 percent of the Funds' average daily net assets for shareholder services. The Company has a receivable balance of $83,869 included in distribution and shareholder services expense reimbursement receivable in the statement of financial condition at December 31, 2015.

The Parent Company is the sponsor of a defined contribution 401(k) plan and profit sharing plan which covers substantially all full-time employees of the Company and KAMCO.

Note 4. Commitments and Contingencies

The Parent Company has pledged the stock of the Company to serve as collateral on a senior secured credit facility of KHI.

The Company held a standby unsecured letter of credit of $50,000 that matured on January 31, 2016. The beneficiary of the letter is the Company's clearing broker-dealer (National Financial Services LLC). As a result of terminating the clearing agreement with the clearing broker-dealer, this standby unsecured letter of credit was not renewed.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6. Employee Benefit Plans

The Parent Company is the sponsor of a defined contribution 401(k) plan and profit sharing plan which covers substantially all full-time employees of the Company and KAMCO. For the 401(k) portion, the Company makes matching contributions up to 6 percent of compensation not to exceed a stated maximum. The matching contribution payable was $343,929 for the year ended December 31, 2015. This amount remained payable and is included in employee compensation and benefits payable in the statement of financial condition at December 31, 2015.

The profit sharing portion of the plan provides for discretionary annual contributions based upon a percent of compensation paid. The discretionary contribution payable was $100,883 for the year ended December 31, 2015. This amount is included in employee compensation and benefits payable in the statement of financial condition at December 31, 2015. Contributions made by the Company vest based upon eligible years of service with a 25 percent vesting after one year and 100 percent vesting occurring in the third year.

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

During the year, the Company was subject to certain off-balance sheet collateral and counter-party credit risks related to its trade execution operations that were closed effective December 31, 2015.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $2,300,247, which was $2,227,206 in excess of its required net capital of $73,041. The Company's net capital ratio was 0.48 to 1.

Pursuant to a senior credit facility of KHI, the Company must distribute to KHI any net capital in excess of $5,000,000 on a quarterly basis. Effective February 1, 2016, the senior credit facility of KHI was amended. Pursuant to this amendment, the Company must distribute to KHI any net capital in excess of $250,000 over the Company's minimum net capital requirement.

Note 9. Subsequent Events

On January 29, 2016, the Company paid a dividend of $1,850,000 to KHI.